UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Kappa Holding B.V.
(Translation of Registrant’s Name Into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fourth Quarter 2003 Report

December 31, 2003

of

Kappa Packaging

(€ in millions)	Fourth Quarter 2003	Fourth Quarter 2002	% change	Full Year 2003	Full Year 2002	% change
Sales	683.2	723.8	-5.6%	2,841.7	2,923.8	-2.8%
EBITDA (*)	105.5	106.9	-1.3%	441.3	453.0	-2.6%
EBITDA (*) as % of sales	15.4%	14.8%		15.5%	15.5%

(*):                           Before exceptional restructuring costs of € 12 million in the fourth quarter of both 2003 and 2002 (full year 2003: € 24 million; full year 2002: € 12 million)

Eindhoven, March 11th 2004

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes”, “expects”, “may”, “intends”, “will”, “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur.  More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.’s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this Fourth Quarter 2003 Report to the “Group”, “Kappa Packaging”, the “Company”, “we”, “our”, “ours” and “us” are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2002.

External reporting

The financial information included in the Fourth Quarter 2003 Report is unaudited.

Fourth Quarter Results

Sales of Kappa Packaging decreased by € 40.6 million, or 5.6%, to € 683.2 million in the fourth quarter of 2003 from € 723.8 million in the fourth quarter of 2002. Sales volumes in our Paper & Board segment increased in the fourth quarter of 2003 by 3.7% compared to the same period last year, whereas sales volumes in our Packaging segment were on the same level.

EBITDA of Kappa Packaging (before exceptional restructuring costs in the fourth quarter of both 2002 and 2003 of € 12.0 million) decreased slightly by € 1.4 million, or 1.3%, to € 105.5 million in the fourth quarter of 2003 from € 106.9 million in the fourth quarter of 2002.

EBITDA (before exceptional restructuring costs) in our Packaging segment increased by € 10.3 million, whereas EBITDA in our Paper & Board segment decreased by € 13.8 million.

The EBITDA increase in our Packaging segment is mainly the result of a higher gross margin as a result of lower raw material costs and lower other operating costs. The EBITDA decrease in our Paper & Board is mainly caused by a lower gross margin for containerboard and solid board as a result of a stronger decrease in (average) sales prices than the decrease in (average) recovered paper prices.

Compared to the third quarter 2003, EBITDA (before exceptional restructuring costs) decreased by € 1.0 million, or 0.9%, from € 106.5 million.

In the fourth quarter of both 2002 and 2003, restructuring provisions were set up in the amount of € 12.0 million.

EBITA (before exceptional restructuring costs) increased in the fourth quarter of 2003 by € 7.2 million, or 16.0%, to € 52.3 million from € 45.1 million as a result of decreased EBITDA (before exceptional restructuring costs) of € 1.4 million and lower depreciation expenses of € 8.6 million.

Year-to-date Results

Sales of Kappa Packaging decreased by € 82.1 million to € 2,841.7 million, or 2.8%, from € 2,923.8 million in 2002.

EBITDA (before exceptional restructuring costs) decreased by € 11.7 million, or 2.6%, to € 441.3 million in 2003 from € 453.0 million last year mainly due to lower EBITDA in our Paper & Board segment of € 42.9 million, partly offset by increased EBITDA in our Packaging segment of € 28.1 million.

EBITA (before exceptional restructuring costs) decreased by € 5.0 million, to € 260.2 million from € 265.2 million as a result of decreased EBITDA (before exceptional restructuring costs) of € 11.7 million and lower depreciation expenses of € 6.7 million.

Financial expenses in 2003 amounted to € 237.8 million and were about on the same level of 2002.

The difference in tax rate on income before taxation for both 2003 and 2002 compared to the weighted average statutory tax rate is mainly caused by permanent differences on goodwill amortization for certain tax jurisdictions and other non-tax deductible expenses.

Financial review of Fourth Quarter 2003

Kappa Packaging	Fourth Quarter 2003	% of sales	Fourth Quarter 2002	% of sales
(€ in millions)

Sales	683.2	100.0	723.8	100.0
Net change in work in progress and finished goods	(0.9)	(0.1)	5.2	0.7
Raw material costs	(242.7)	(35.5)	(273.0)	(37.7)
External services	(129.0)	(18.9)	(127.1)	(17.6)
Gross margin	310.6	45.5	328.9	45.4
Labor costs	(167.3)	(24.5)	(170.0)	(23.5)
Other operating costs	(37.8)	(5.6)	(52.0)	(7.1)
EBITDA (*)	105.5	15.4	106.9	14.8
Depreciation	(53.2)	(7.7)	(61.8)	(8.6)
EBITA (*)	52.3	7.7	45.1	6.2

(*): Before exceptional restructuring costs of € 12 million in the fourth quarter of both 2003 and 2002

Sales

Sales of Kappa Packaging decreased by € 40.6 million, or 5.6%, to € 683.2 million in the fourth quarter of 2003 from € 723.8 million in the fourth quarter of 2002.

Sales volumes in the fourth quarter of 2003 increased by 2.0% compared to the fourth quarter of 2002, due to higher sales volumes in our Paper & Board segment. Sales volumes in our Packaging segment were on the same level.

Compared to the third quarter of 2003, sales volumes decreased by 5.2% as a result of decreased sales volumes in both our Paper & Board segment (-/-6.5%) and Packaging segment (-/-3.5%).

The average sales prices of containerboard and packaging products increased slightly in the fourth quarter of 2003 compared to the third quarter of 2003.

Raw material costs

Raw material costs of Kappa Packaging decreased by € 30.3 million, or 11.1%, to € 242.7 million in the fourth quarter of 2003 from € 273.0 million in the same period last year. As a percentage of sales, raw material costs decreased to 35.5% from 37.7%.

Compared to the third quarter of 2003, raw material costs decreased by € 4.7 million, or 1.9%, to € 242.7 million from € 247.4 million mainly due to decreased sales volumes.

External services

External services increased by € 1.9 million, or 1.5%, to € 129.0 million in the fourth quarter of 2003. The increase was mainly due to increased freight charges.

Labor costs

Despite general wage increases and increased pension charges, labor costs (before exceptional restructuring costs) of Kappa Packaging in total decreased by € 2.7 million, or 1.6%, to € 167.3 million as a result of reductions in headcount and decreased costs for temporary employees. The average number of full time employees decreased by approximately 4% in the fourth quarter of 2003 compared to the same period last year.

Other operating costs

Other operating costs (before exceptional restructuring costs) in total decreased by € 14.2 million, or 27.3%, to € 37.8 million in the fourth quarter of 2003 from € 52.0 million in the fourth quarter of 2002. This decrease is mainly the result of actions to reduce operating costs.

EBITDA

EBITDA (before exceptional restructuring costs) of Kappa Packaging decreased by € 1.4 million, or 1.3%, to € 105.5 million in the fourth quarter of 2003 from € 106.9 million in the fourth quarter of 2002. The decrease was primarily due to decreased EBITDA in our Paper & Board segment (€ 13.8 million), partly offset by increased EBITDA in out Packaging segment (€ 10.3 million).

EBITA

EBITA (before exceptional restructuring costs) increased in the fourth quarter of 2003 by € 7.2 million, or 16.0%, to € 52.3 million from € 45.1 million as a result of decreased EBITDA (before exceptional restructuring costs) of € 1.4 million and lower depreciation expenses of € 8.6 million

Exceptional restructuring costs

In the fourth quarter of 2003, a restructuring provision was set up of € 12.0 million, in addition to the restructuring provision set up in the second quarter of 2003 of € 12.0 million, related to management’s decision to reduce the total number of employees and to close down Kappa Mennecy Paper, Kappa Sturovo Solid Board and Kappa Moscow.

Liquidity and cash flow

(€ in millions)

The net cash inflow of Kappa Packaging for the year ending December 31, 2003 amounted to € 10.8 million.

Kappa Packaging generated a net cash inflow from commercial operations of € 447.5 million in 2003 compared to € 448.8 million in 2002. This reflects a decrease of € 1.3 million, which is mainly the result of decreased EBITDA before exceptional restructuring costs (-€ 11.7 million), improved working capital (+€ 2.9 million) and decreased payments from provisions (€ 6.0 million).

The decrease in interest paid of € 13.5 million, from € 165.9 million in 2002 to € 152.4 million in 2003, is mainly the result of decreased interest payments on the Senior Debt.

As a result, Kappa Packaging realized a net cash inflow from operating activities of € 279.5 million in 2003 compared to a net cash inflow of € 273.5 million in 2002.

The net cash outflow from investing activities decreased by € 15.8 million to € 146.0 million in 2003 from € 161.8 million in 2002, mainly due to lower capital expenditures (€ 20.7 million). Capital expenditures amounted to € 141.4 million in 2003, compared to € 162.1 million last year.

As a result of the above, Kappa Packaging realized a net cash inflow before financing activities of € 133.5 million in 2003 compared to a net cash inflow of € 111.7 million in 2002.

Kappa Packaging realized a net cash outflow from financing activities of € 122.7 million in 2003 compared to a net cash outflow of € 99.7 million in 2002.

In 2003, we issued Senior Subordinated Notes of € 95.0 million of which the proceeds were used to redeem the euro-denominated mezzanine notes of € 100.0 million. In addition, we made repayments of € 110.2 million under the senior credit facility (including additional mandatory prepayments from excess cash flow of € 8.7 million) and made payments on other long-term debt of € 6.3 million and on short-term borrowings of € 1.2 million.

The cash outflow for the year 2002 mainly relates to payments and redemptions made on the Senior Debt in June and December 2002 of € 75.5 million, other long-term loans of € 5.6 million and short-term borrowings of € 18.6 million.

As a result, cash and cash equivalents increased with € 7.1 million to € 240.7 million as at December 31, 2003 from € 233.6 million last year.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (“Paper & Board”) and the corrugated and solid board packaging business (“Packaging”). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) is based on earnings before interest, tax, amortization and exceptional restructuring costs. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board	Fourth Quarter 2003	% of sales	Fourth Quarter 2002	% of sales
(€ in millions)

Sales	286.6	100.0	308.6	100.0
Net change in work in progress and finished goods	4.1	1.4	7.7	2.5
Raw material costs	(108.4)	(37.8)	(114.6)	(37.1)
External services	(71.3)	(24.9)	(68.5)	(22.3)
Gross margin	111.0	38.7	133.2	43.1
Labor costs	(44.1)	(15.4)	(46.0)	(14.9)
Other operating costs	(10.5)	(3.6)	(17.0)	(5.5)
EBITDA (*)	56.4	19.7	70.2	22.7
Depreciation	(28.2)	(9.9)	(23.8)	(7.7)
EBITA (*)	28.2	9.8	46.4	15.0

(*): Before exceptional restructuring costs

Sales

Sales of the Paper & Board segment decreased by € 22.0 million, or 7.1%, to € 286.6 million from € 308.6 million due to lower average sales prices for both containerboard and solid board. Sales volumes in the fourth quarter 2003 increased by 3.7% compared to the fourth quarter 2002.

Compared to the third quarter 2003, sales decreased by € 13.6 million, or 4.5%, from € 300.2 million mainly as a result of lower sales volumes (-/-6.5%), partly offset by higher average sales prices for containerboard.

Raw material costs

Raw material costs of the Paper & Board segment decreased by € 6.2 million, or 5.4%, to € 108.4 million due to lower average prices for recovered paper, partly offset by higher sales volumes (+3.7%). As a percentage of sales, raw material costs increased to 37.8% from 37.1%.

Compared to the third quarter of 2003, raw material costs increased by € 3.2 million, or 3.0%, to € 108.4 million from € 105.2 million.

External services

External services of the Paper & Board segment increased by € 2.8 million, or 4.1%, to € 71.3 million mainly as a result of increased freight and maintenance expenses.

Labor costs

Labor costs decreased by € 1.9 million, or 4.1%, to € 44.1 million from € 46.0 million, despite general wage increases and higher pension costs. This decrease is mainly the result of a decrease in the average number of full time employees by about 6%.

Other operating costs

Other operating costs of the Paper & Board segment decreased by € 6.5 million, or 38.2%, to € 10.5 million from € 17.0 million as a result of actions to reduce the fixed costs.

EBITDA

EBITDA (before exceptional restructuring costs) of the Paper & Board segment decreased by € 13.8 million, or 19.7%, to € 56.4 million in the fourth quarter of 2003 from € 70.2 million in the fourth quarter of 2002.

Packaging

Packaging	Fourth Quarter 2003	% of sales	Fourth Quarter 2002	% of sales
(€ in millions)

Sales	535.4	100.0	562.6	100.0
Net change in work in progress and finished goods	(5.0)	(0.9)	(2.4)	(0.4)
Raw material costs	(273.1)	(51.0)	(305.8)	(54.4)
External services	(57.7)	(10.8)	(58.5)	(10.4)
Gross margin	199.6	37.3	195.9	34.8
Labor costs	(116.9)	(21.8)	(119.6)	(21.3)
Other operating costs	(25.1)	(4.7)	(29.0)	(5.1)
EBITDA (*)	57.6	10.8	47.3	8.4
Depreciation	(23.7)	(4.5)	(36.7)	(6.5)
EBITA (*)	33.9	6.3	10.6	1.9

(*): Before exceptional restructuring costs

Sales

Sales of the Packaging segment decreased by € 27.2 million, or 4.8%, to € 535.4 million from € 562.6 million mainly as a result of lower average sales prices for packaging products. Sales volumes in the fourth quarter of 2003 were on the same level as in the fourth quarter of 2002.

Compared to the third quarter of 2003, sales decreased by € 18.4 million, or 3.3%, to € 535.4 million from € 553.8 million mainly as a result of lower sales volumes (-/-3.5%).

Raw material costs

Raw material costs of the Packaging segment decreased by € 32.7 million, or 10.7%, to € 273.1 million from € 305.8 million mainly due to lower average sales prices for containerboard and solid board. As a percentage of sales, raw material costs decreased to 51.0% from 54.4%.

Compared to the third quarter of 2003, raw material costs decreased by € 12.6 million, or 4.4%, to € 273.1 million from € 285.7 million, mainly as a result of lower sales volumes (-/-3.5%).

External services

External services decreased by € 0.8 million, or 1.4%, to € 57.7 million from € 58.5 million.

Labor costs

Labor costs of the Packaging segment decreased by € 2.7 million, or 2.3%, to € 116.9 million from € 119.6 million, despite general wage increases and higher pension costs. This decrease is mainly the result of a decrease in the average number of full time employees by about 4%.

Other operating costs

Other operating costs decreased by € 3.9 million, or 13.4%, to € 25.1 million from € 29.0 million mainly as a result of actions to reduce the fixed costs.

EBITDA

EBITDA (before exceptional restructuring costs) of the Packaging segment increased by € 10.3 million, or 21.8%, to € 57.6 million from € 47.3 million.

Kappa Packaging

Consolidated statements of income

(€ in millions)	Fourth Quarter 2003*	Fourth Quarter 2002*	Full Year 2003*	Full Year 2002

Sales	683.2	723.8	2,841.7	2,923.8

Net change in work in progress and finished goods	(0.9)	5.2	(10.0)	13.8

Net sales including net change in work in progress and finished goods	682.3	729.0	2,831.7	2,937.6

Raw materials	(242.7)	(273.0)	(1,003.7)	(1,077.6)
External services	(129.0)	(127.1)	(524.8)	(523.2)

Gross margin	310.6	328.9	1,303.2	1,336.8

Labor costs	(175.7)	(182.0)	(702.6)	(698.0)
Depreciation, amortization and impairment charges	(60.9)	(69.9)	(210.3)	(218.5)
Other operating costs	(41.4)	(52.0)	(183.3)	(197.8)

Operating result	32.6	25.0	207.0	222.5

Net financial items	(62.6)	(60.3)	(237.8)	(238.2)

Income before taxation	(30.0)	(35.3)	(30.8)	(15.7)

Taxation	11.2	10.9	6.5	5.4
Income from participations	0.2	0.2	0.4	0.7
Minority interests	(0.1)	(0.3)	(0.1)	(0.3)

Net result	(18.7)	(24.5)	(24.0)	(9.9)

* unaudited

Kappa Packaging

Consolidated EBITDA and EBITA

(€ in millions)	Fourth Quarter 2003*	Fourth Quarter 2002*	Full Year 2003*	Full Year 2002

Operating result	32.6	25.0	207.0	222.5
Depreciation, amortization and impairment charges	60.9	69.9	210.3	218.5

EBITDA	93.5	94.9	417.3	441.0

Exceptional restructuring costs	12.0	12.0	24.0	12.0

EBITDA before exceptional restructuring costs	105.5	106.9	441.3	453.0

Depreciation and impairment charges	(53.2)	(61.8)	(181.1)	(187.8)

EBITA before exceptional restructuring costs	52.3	45.1	260.2	265.2

Exceptional restructuring costs	(12.0)	(12.0)	(24.0)	(12.0)

EBITA	40.3	33.1	236.2	253.2

* unaudited

Kappa Packaging - Consolidated balance sheets

(€ in millions)	December 31, 2003*	December 31, 2002

Fixed assets
Intangible fixed assets	855.3	882.1
Tangible fixed assets	1,604.5	1,654.7
Financial fixed assets	103.3	93.6

Total fixed assets	2,563.1	2,630.4

Current assets
Inventories	249.9	272.2
Accounts receivable	419.6	451.5
Other receivables	13.6	14.6
Taxation and social security	22.2	21.8
Prepayments and accrued income	16.6	19.2
Cash and bank balances	240.7	233.6

Total current assets	962.6	1,012.9

TOTAL ASSETS	3,525.7	3,643.3

Group equity	80.5	125.3

Shareholders’ loans	678.3	628.0

Provisions	259.1	272.3

Long-term liabilities	1,868.5	2,001.8

Current liabilities
Bank overdrafts	0.6	1.4
Short-term portion of long-term liabilities	133.6	107.4
Accounts payable	279.7	291.3
Other payables	5.3	9.5
Taxation and social security	36.2	38.0
Accrued interest	32.9	28.8
Other accrued expenses and deferred income	151.0	139.5

Total current liabilities	639.3	615.9

TOTAL LIABILITIES	3,525.7	3,643.3

* unaudited

Kappa Packaging - Group equity

The changes in group equity (*) are as follows:

(€ in millions)	Group equity	Shareholders’ equity	Minority interests

Balance at January 1, 2003	125.3	124.0	1.3

Net result	(23.9)	(24.0)	0.1
Translation differences	(20.9)	(20.9)	—

Balance at December 31, 2003	80.5	79.1	1.4

* unaudited

Kappa Packaging - Consolidated statements of cash flow

(€ in millions)	Full Year 2003*	Full Year 2002

Cash flow from commercial operations	447.5	448.8
Interest paid	(152.4)	(165.9)
Income taxes paid	(15.6)	(9.4)

Net cash flow from operating activities	279.5	273.5

Cash flow from investing activities
Net investment in tangible fixed assets	(141.4)	(162.1)
Net investment in financial fixed assets	(0.6)	2.3
Net investment in intangible fixed assets	(2.3)	(2.3)
Acquisition of group companies	(1.7)	—
Disposal of group companies	—	0.3

Net cash flow from investing activities	(146.0)	(161.8)

Cash flow before financing activities	133.5	111.7

Cash flow from financing activities
Net change in long-term liabilities	(121.5)	(81.1)
Net change in bank overdrafts	(1.2)	(18.6)

Net cash flow from financing activities	(122.7)	(99.7)

Change in cash and cash equivalents	10.8	12.0

Cash and cash equivalents beginning of period	233.6	217.6

Cash from acquisitions	0.3	—

Translation movements on cash and cash equivalents	(4.0)	4.0

Cash and cash equivalents end of period	240.7	233.6

* unaudited

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kappa Holding B.V.

	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Managing Director

	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

Dated: 18 March 2004